UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. reports second quarter results.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery, clinical and other development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities  regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.  In addition, the actual results expressed or implied by certain forward-looking statements contained in this report may be affected by our acquisition of AMI, which we completed on March 23, 2006 and the related transactions. There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities all related to the acquisition of AMI will be realized in the amounts or times contemplated.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI’s medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; ability to obtain regulatory approval for products or therapies identified; availability of funding and resources for research and development; performance by our collaboration partners of their research and development commitments; and marketability of any products successfully developed by Angiotech and its partners.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

August 3, 2006

By  /s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS REPORTS SECOND QUARTER RESULTS

AMI Integration on Track: Several Product Groups Offer Growth Opportunities

VANCOUVER, BC, August 3, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced financial results for the second quarter ended June 30, 2006. The second quarter represents the first reporting period that includes the results of operations from the business of American Medical Instruments Holdings, Inc. (AMI), which was acquired by Angiotech in March 2006.

“Significantly, in our first combined quarter following the AMI acquisition, we were able to deliver strong top and bottom line results on record revenues and a highly diversified product base,” said Dr. William Hunter, President and CEO of Angiotech. “We are pleased with the momentum behind the operational and product integration activities, which are on or ahead of schedule. Moving forward, we’ll focus on key growth opportunities, such as our aesthetics and biopsy product groups.”

HIGHLIGHTS FOR THE QUARTER

For complete financial results, including Management’s Discussion and Analysis and Interim Financial Statements, please visit our website at www.angiotech.com.

Financial Highlights

•

Total revenues were $97.7 million and were principally derived from two operating segments: Pharmaceutical Technologies (primarily generating “Royalty Revenue” as indicated on the Consolidated Statements of Income) and Medical Products (primarily generating “Product Sales” as indicated in the Consolidated Statements of Income).

•

Royalty revenues were $43.0 million, which included $41.3 million of royalty revenue derived from sales by Boston Scientific Corporation (BSC) of paclitaxel-eluting coronary stent systems, representing an average blended royalty rate of 7.9 percent for US sales and 6.2 percent for other countries.

•

Royalty revenues received from BSC were up approximately 5 percent relative to the first quarter based on higher and stabilizing sales of paclitaxel-eluting stent systems.

•

Product sales were $54.6 million, and were derived primarily from the businesses obtained through the AMI acquisition.

•

Investments were also made during the quarter to expand opportunities in the aesthetics and wound closure areas, including the completion of the acquisition of Quill Medical, Inc., and the continued expansion of personnel, as well as sales and marketing activities in both segments.

•

GAAP net income and net income per share were $1.8 million and $0.02 respectively.

•

Adjusted net income and adjusted net income per share were $17.5 million and $0.20 respectively. Adjusted net income and net income per share exclude certain litigation expenses incurred during the quarter, which amounted to approximately ($0.02) per share.

•

Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-recurring and non-cash items) during the quarter was $34.4 million.

•

Adjusted operating income and adjusted operating income per share were $32.6 million and $0.38 respectively.

Operational Highlights

The main focus of the past quarter has been the integration of the various AMI businesses. The AMI businesses exhibited solid performance during the quarter, with revenue at the upper end of the previously articulated range described at Angiotech’s Analyst and Investor Day this past May.  Operational and product interface activities are on or ahead of schedule, and Angiotech has also begun to implement a number of key opportunities for cost savings and operating efficiencies across the acquired businesses. As part of these integration activities, Angiotech has identified two product areas with the most significant near-term growth potential: biopsy products and aesthetic products.

Also during the quarter, Angiotech completed business development transactions with Genzyme Corporation and Quill Medical, Inc. that align well with our strategy of delivering proprietary medical device, pharmaceutical, and combination drug-device products to surgeons and interventionists.  We believe these transactions establish the foundation for future product revenue and new product development in the areas of oncology, aesthetic surgery and general surgical wound closure.

Quill Medical Acquisition - Access to Aesthetics and Wound Closure Markets

On June 28, 2006, Angiotech announced the completion of its acquisition of privately held Quill Medical, Inc. – including all of its technology and intellectual property – for $40 million in cash plus certain future contingent payments based on milestones and incremental product revenue increases. This acquisition allows Angiotech to fully capture the value of the Contour Threads™ self-anchoring suture franchise in the aesthetics market. In addition, Angiotech now has the rights to market, manufacture and sell self-anchoring suture product lines using Quill’s technology into all medical markets, including the suture-based wound closure market.

Aesthetics Products - Momentum in the Contour Threads™ Aesthetics Franchise

Angiotech expects the aesthetics product lines acquired through AMI to be a key growth driver in coming quarters and during 2007.  In the second quarter, Angiotech continued to invest in its proprietary Contour Threads product line used for minimally invasive aesthetic surgeries by establishing distribution and independent sales agreements in various geographies; holding physician training courses; hiring clinical specialists (which are a key component of physician training and support); and starting the process of clinical trial initiations for new indications such as breast lift and nipple repositioning procedures.

Biopsy Products

The biopsy product lines acquired through AMI were key revenue contributors during the quarter.  In addition, Angiotech is developing one of its first synergy products, a biopsy needle coated with our proprietary ECHO-COAT® biomaterial, that we believe will strengthen our position and growth potential in this important product segment.

An uncoated needle cannot be seen in an ultrasound. The ECHO-COAT ultrasound imaging biomaterial is a patented technology that creates a microporous structure that traps air on the surface of a device. Since air is an efficient reflector of sound waves, the trapped air bubbles on the surface reflect ultrasound in all directions and can enable the coated biopsy needle to be visible at virtually any angle of insertion under ultrasound imaging.

Tumor Resection Treatments - Genzyme Collaboration

In May 2006, Angiotech jointly announced with Genzyme a major strategic collaboration agreement designed to identify, develop and commercialize innovative therapies for cancer patients undergoing the surgical removal of tumors.  Specifically, the two companies will collaborate to create novel, localized treatments that target the prevention of tumor re-growth after surgery through the direct application of a combined biomaterial/anti-cancer therapeutic at the site where the tumor is removed. Both companies believe that these products will be useful in treating inoperable tumors, reducing local tumor side-effects, and improving surgical outcomes while complementing existing systemic therapies.

Clinical Update

Angiotech is currently conducting human clinical trials with respect to two key product candidates.  For more information on the status of selected clinical programs either being conducted by Angiotech or its corporate partners, please see our Management’s Discussion and Analysis that can be found on our website or on www.sedar.com.

Vascular Wrap™ Program

Angiotech’s most advanced product candidate is the Vascular WrapTM paclitaxel-eluting mesh surgical implant (“Vascular Wrap mesh”), a biodegradable, synthetic mesh surgical implant loaded with paclitaxel.  The Vascular Wrap mesh is applied to the outside of a vessel wall by a vascular surgeon in order to prevent or reduce restenosis associated with vascular surgical procedures.

Angiotech currently is conducting a 109 patient, fully enrolled European clinical trial, which is a first-in-man study designed to evaluate the safety of the Vascular Wrap mesh when used in conjunction with peripheral vascular bypass surgery in the limbs using a synthetic vascular graft.  We expect to provide additional data from this study, and to determine if the data will support the filing of a CE mark in order to market the Vascular Wrap mesh in the European Union, in the second half of 2006.

In addition, Angiotech announced plans last November to initiate the PREVAIL (Paclitaxel Releasing Extra-Vascular Anastomosis Implant & Lifespan Graft) clinical trial in 2006 in the United States.  PREVAIL will be designed to assess the safety and efficacy of the Vascular Wrap as implanted in combination with Angiotech’s recently acquired synthetic vascular graft product line in hemodialysis patients with renal disease who receive arteriovenous (“AV”) access implants.  Angiotech is currently in discussions with the United States Food and Drug Administration (“FDA”) to finalize the design and timing of the PREVAIL study, with an expected start date for the study in the second half of 2006.

CVC Program

Angiotech’s proprietary, 5-fluorouracil-eluting, anti-microbial central venous catheter (CVC) used to prevent line infections in critical care patients is currently undergoing a human clinical trial in the United States.  CVC’s are usually inserted into critically ill patients for extended periods of time to administer fluids, drugs and nutrition, as well as to facilitate frequent blood draws.  In January 2006, Angiotech announced the initiation of a human clinical study designed to examine the safety and efficacy of the CVC.  The study is a randomized, single blind, 850 patient, 20 center study.  There were 168 patients enrolled in the study as of the end of the second quarter.  If the CVC study results are favourable, we intend to request a 510(k) clearance from the FDA to market and sell the CVC in the United States, potentially in the first half of 2007.

Financial Information and Certain Non GAAP Financial Measures

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three and six month periods ended June 30, 2006 and the audited consolidated financial statements for the year ended December 31, 2005. For a copy of our full financial results for the second quarter, including Management’s Discussion and Analysis and Interim Financial Statements, please visit our website at www.angiotech.com.

The following discussion and analysis of results from our operations excludes the financial results from our Dutch subsidiaries (MCTec Holdings BV and MCTec BV) and NeuColl, Inc. which are reported as discontinued operations.  All discussions and analyses pertain to continuing operations only, unless otherwise noted.

Due to the timing of the acquisition of AMI in relation to the March 31, 2006 reporting period, the net earnings of AMI for the period from March 23 to March 31, 2006 have been included in the net earnings for the three months ended June 30, 2006 as the net earnings for this period were not considered material. Since AMI was acquired on March 23, 2006, the comparative three and six month periods ended June 30, 2005 do not include the results of AMI operations.

Amounts, unless specified otherwise, are expressed in U.S. dollars.  Financial results are reported under United States generally accepted accounting principles (“U.S. GAAP”) unless otherwise noted.  All per share amounts are stated on a diluted basis unless otherwise noted.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items.  Adjusted net income from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) exclude acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions, stock based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted net income from continuing operations and adjusted EBITDA also do not include litigation expenses related to defending intellectual property claims. Adjusted net income from continuing operations and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses these non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of adjusted net income from continuing operations to net income according to GAAP, and have provided a definition and a reconciliation of net income to adjusted EBITDA, in the attached tables.

Conference Call Information

A conference call to discuss these financial results and other quarterly highlights will be held today, Thursday August 3, 2006 at 8 AM PDT (11 AM EDT).

Dial-in information:

North America (toll free): 1-866-314-4483

International: 1-617-213-8049

Enter passcode: 78153412

A replay archive of the conference call will be available until August 10, 2006 by calling 1-888-286-8010 (in North America) or 1-617-801-6888 (International) and entering Access Code 57578072.

A live webcast will be available to all interested parties through the Investors section of Angiotech’s website: www.angiotech.com.

Forward Looking Statements

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery, clinical and other development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities  regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.  In addition, the actual results expressed or implied by certain forward-looking statements contained in this report may be affected by our acquisition of AMI, which we completed on March 23, 2006 and the related transactions. There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities all related to the acquisition of AMI will be realized in the amounts or times contemplated.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI’s medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; ability to obtain regulatory approval for products or therapies identified; availability of funding and resources for research and development; performance by our collaboration partners of their research and development commitments; and marketability of any products successfully developed by Angiotech and its partners.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 14 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three months ended June 30, 2006			Three months ended June 30, 2005
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	42,980		42,980	50,704		50,704
Product sales, net	54,631		54,631	959		959
License fees	73	(73) a	-	568	(568) a	-
	97,684	(73)	97,611	52,231	(568)	51,663
EXPENSES
License and royalty fees	6,050		6,050	6,718	(2) a	6,716
Cost of products sold	26,517		26,517	1,037		1,037
Research and development	11,833	(773) b	11,060	7,669	(489) b	7,027
					(153) c
Selling, general and administrative	24,441	(1,007) b	20,632	12,431	(795) b	4,307
		(2,802) d			(406) c
					(6,923) d
Depreciation and amortization	10,539	(9,758) e	781	2,244	(1,667) e	577
	79,380	(14,340)	65,040	30,099	(10,435)	19,664
Operating income	18,304	14,267	32,571	22,132	9,867	31,999
Other income (expenses):
Foreign exchange gain (loss)	2,135	(2,135) f	-	(609)	609 f	-
Investment and other income	1,813	(685) g	1,128	2,523		2,523
Interest expense on long-term debt	(11,297)	675 h	(10,622)	-		-
Gain on redemption of investments	1,064	(1,064) i	-	-		-
	(6,285)	(3,209)	(9,494)	1,914	609	2,523
Income from continuing operations before income taxes	12,019	11,058	23,077	24,046	10,476	34,522
Income tax expense	9,708	(4,088) j	5,620	8,481	4,953 k	13,434
Net income from continuing operations	2,311	15,146	17,457	15,565	5,523	21,088
Net loss from discontinued operations, net of income taxes	(484)	484	-	(245)	245	-
Net income for the period	1,827	15,630	17,457	15,320	5,768	21,088

Basic net income per common share from continuing operations	0.03		0.21	0.19		0.25
Diluted net income per common share from continuing operations	0.03		0.20	0.18		0.25
Weighted average shares outstanding (000’s) – basic	84,651		84,651	84,116		84,116
Weighted average shares outstanding (000’s) – diluted	85,710		85,710	84,153		84,153

a.

Non-recurring license fee revenue relating to license agreements and other non-recurring license fee revenue, net of license fees due to licensors. (In 2005, license agreement with Broncus Technologies, Inc. ($0.5 million)).

b.

Stock-based compensation expense.

c.

Termination costs relating to consolidation activities at Palo Alto facility.

d.

Litigation expenses relating to defending intellectual property claims.

e.

Amortization of acquisition related intangible assets and medical technologies.

f.

Foreign exchange fluctuations on foreign currency net monetary assets.

g.

Gain on sale of Palo Alto building – assets held for sale

h

Amortization of deferred financing costs.

i.

Gain on redemption of long-term, available-for-sale securities and Palo Alto building.

j.

Non-recurring Quebec retroactive tax adjustment ($8.7 million) and tax effects of adjustments a. through j. ($4.6 million).

k.

Non-recurring tax benefit of additional investment tax credits approved by the Canadian taxation authorities ($1.5 million) and tax effects of adjustments b. through g. ($3.5 million).

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Six months ended June 30, 2006			Six months ended June 30, 2005
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	84,070		84,070	101,978		101,978
Product sales, net	55,433		55,433	2,017		2,017
License fees	126	(126) a	-	3,916	(3,916) a	-
	139,629	(126)	139,503	107,911	(3,916)	103,995
EXPENSES
License and royalty fees	12,563		12,563	14,717	(427) a	14,290
Cost of products sold	27,151		27,151	1,982		1,982
Research and development	21,321	(1,227) b	20,094	15,167	(1,002) b	13,112
					(1,053) c
Selling, general and administrative	34,583	(1,654) b	26,599	18,979	(1,573) b	8,403
		(6,330) d			(673) c
					(8,330) d
Depreciation and amortization	12,705	(11,321) e	1,384	4,503	(3,230) e	1,273
In-process research and development	1,042	(1,042) f	-	1,000	(1,000) f	-
	109,365	(21,574)	87,791	56,348	(17,288)	43,761
Operating income	30,264	21,448	51,712	51,563	13,372	60,234
Other income (expenses):
Foreign exchange gain (loss)	2,306	(2,306) g	-	(1,037)	1,037 g	-
Investment and other income	4,517	(685) h	3,832	4,352		4,352
Interest expense on long-term debt	(12,286)	675 i	(11,611)	-		-
Loss on redemption of investments	(413)	413 j	-	-		-
	(5,876)	(1,903)	(7,779)	3,315	1,037	4,352
Income from continuing operations before income taxes	24,388	19,545	43,933	54,878	14,409	69,287
Income tax expense	14,097	(2,455) k	11,642	20,079	6,606 l	26,685
Net income from continuing operations	10,291	22,000	32,291	34,799	7,803	42,602
Net loss from discontinued operations, net of income taxes	(929)	929	-	(651)	651	-
Net income for the period	9,362	22,929	32,291	34,148	8,454	42,602
Basic net income per common share from continuing operations	0.12		0.38	0.42		0.51
Diluted net income per common share from continuing operations	0.12		0.38	0.41		0.51
Weighted average shares outstanding (000’s) – basic	84,593		84,593	84,083		84,083
Weighted average shares outstanding (000’s) – diluted	85,777		85,777	84,120		84,120

a.

Non-recurring license fee revenue relating to license agreement and other license fee revenue, net of license fees due to licensors. (In 2005, license agreements with CABG Medical, Inc. ($3.3 million) and Broncus Technologies, Inc. ($0.5 million)).

b.

Stock-based compensation expense.

c.

Termination costs relating to consolidation activities at Palo Alto facility.

d.

Litigation expenses relating to defending intellectual property claims.

e.

Amortization of acquisition related intangible assets and medical technologies.

f.

In-process research and development expense, relating primarily to $1.0 million payment due under license agreement with Poly-Med, Inc.

g.

Foreign exchange fluctuations on foreign currency net monetary assets.

h.

Gain on sale of Palo Alto building – assets held for sale.

i.

Amortization of deferred financing costs.

j.

Loss on redemption of investments.

k.

Non-recurring Quebec retroactive tax adjustment ($8.7 million) and tax effects of adjustments a. through k. ($6.2 million).

l.

Non-recurring tax benefit of additional investment tax credits approved by the Canadian taxation authorities ($1.5 million) and tax effects of adjustments b. through h. ($5.1 million).

ANGIOTECH PHARMACEUTICALS, INC.

CALCULATION OF ADJUSTED EBITDA

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S.$)	2006	2005	2006	2005
Net income on a GAAP basis	1,827	15,320	9,362	34,148
Interest expense on long-term debt	11,297	-	12,286	-
Income tax expense	9,578	8,315	13,967	19,744
Depreciation and amortization	11,591	2,836	13,838	5,690
EBITDA	34,293	26,471	49,453	59,582
Adjustments:
Net (income) / loss from discontinued operations, excluding depreciation, amortization and income tax expense included above	568	(86)	968	(12)
In-process research and development	-	-	1,042	1,000
Non-recurring revenue, net of license fees	(73)	(566)	(126)	(3,489)
Stock-based compensation	1,780	1,284	2,881	3,263
Palo Alto consolidation expenses	-	559	-	1,726
Litigation expenses	2,802	6,923	6,330	8,330
Foreign exchange (gain) loss	(2,135)	609	(2,306)	1,037
Investment and other income	(1,128)	(2,523)	(3,832)	(4,352)
Gain on sale of Palo Alto building	(685)	-	(685)	-
(Gain) loss on redemption of investments	(1,064)	-	413	-
Adjusted EBITDA	34,358	32,671	54,138	67,085

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	June 30,	December 31,
(in thousands of U.S.$)	2006	2005
ASSETS
Cash and short-term investments	73,526	195,442
Accounts receivable	27,696	3,377
Inventories	30,606	786
Other current assets	9,312	9,267
Total current assets	141,140	208,872
Long-term investments	52,312	170,578
Property and equipment, net	66,773	11,042
Intangible assets, net	275,069	45,447
Goodwill	644,999	46,071
Deferred income taxes	4,571	11,350
Deferred financing costs	17,558	-
Other assets	2,191	1,334
	1,204,613	494,694
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	66,452	27,555
Long-term debt	569,340	-
Deferred income taxes	82,230	-
Other long-term liabilities	4,249	4,459
Stockholders’ equity	482,342	462,680
	1,204,613	494,694

FOR ADDITIONAL INFORMATION:

Analysts and Institutional Investors: Janet Craig VP, Investor Relations and Corporate Communications Angiotech Pharmaceuticals, Inc. janet@angio.com	Media and Retail Investors: Jodi Regts Manager, Corporate Communications Angiotech Pharmaceuticals, Inc. jregts@angio.com (604) 221-7930

Business and Financial Media: Judith Sylk-Siegel Rx Communications Group, LLC (917) 322-2164

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